CONTACT:	Andrew Backover
Corporate Communications
Fort Worth, Texas
817-967-1577
corp.comm@aa.com
FOR RELEASE: Wednesday, Feb. 18, 2009
AMR CORPORATION ANNOUNCES EXPIRATION AND RESULTS OF PUT OPTION
FOR 4.5% SENIOR CONVERTIBLE NOTES DUE 2024
     FORT WORTH, Texas — AMR Corporation (NYSE: AMR) today announced that holders of $282,911,000 in aggregate principal amount of its 4.5% Senior Convertible Notes due 2024 (the “Notes”) validly surrendered for purchase their Notes prior to the expiration of their right, pursuant to the terms of the Notes, to require AMR to purchase their Notes for cash (the “Put Option”). The Put Option expired at 5:00 p.m., New York City time, on Feb. 13, 2009. AMR has accepted for purchase all of the Notes validly surrendered for purchase and not withdrawn. The purchase price for the Notes pursuant to the Put Option was $1,000 in cash per $1,000 principal amount of the Notes, and the aggregate purchase price for all the Notes validly surrendered for purchase and not withdrawn was $282,911,000. The Company has forwarded cash in payment of the aggregate purchase price to Wilmington Trust Company, as paying agent, for distribution to holders of the Notes in accordance with the procedures of The Depository Trust Company. Following AMR’s purchase of the Notes pursuant to the Put Option, $198,000 in aggregate principal amount of the Notes remains outstanding.
     Questions regarding the Put Option should be directed to Wilmington Trust Company, Rodney Square North, 1100 North Market Street, 9th Floor, Wilmington, DE, 19890, Attention: Alisha Clendaniel (302) 636-6470.
     This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes. The offer for the Notes was made only pursuant to the Company Notice to Holders, dated January 15, 2009, which set forth the complete terms and conditions of the Put Option.
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